UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

RiT TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.1 per Share
(Title of class of Securities)

M8215N 10 9 (CUSIP Number)
February 16, 2003
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SEC 1745 (3-98)

CUSIP NO. M8215N 10 9	13G	Page 2 of 4 Pages

1		NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ofer Bengal
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X* (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 503,450 Ordinary Shares*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER None
WITH	8	SHARED DISPOSITIVE POWER 503,450 Ordinary Shares*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,450 Ordinary Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12		TYPE OF REPORTING PERSON* IN

* See Item 8.

CUSIP NO. M8215N 10 9	13G	Page 3 of 4 Pages

Item 1.

(a)

RiT Technologies Ltd.

(b)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

Item 2.

(a)

Ofer Bengal

(b)

3 Tavas Street, Apartment 80, Hod Hasharon 45353, Israel

(c)

Israel

(d)

Ordinary Shares, par value NIS 0.1

(e)

M8215N 10 9

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership.

(a)

503,450 Ordinary Shares. See Items 7 and 8.

(b)

5.6% (based on 8,927,352 shares outstanding as of February 16, 2003)

(c)

(i)

None

(ii)

503,450 Ordinary Shares

(iii)

None

(iv)

503,450 Ordinary Shares

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

The reporting person holds 503,450 Ordinary Shares, of which 352,600 Ordinary Shares are held by Ofer Bengal Ltd. and 150,850 Ordinary Shares are held by Amit Keren Ltd., both companies under the control of the reporting person.

CUSIP NO. M8215N 10 9	13G	Page 4 of 4 Pages

Item 8.

Identification and Classification of Members of the Group.

The Voting Agreement, dated May 27, 1997, by and among the reporting person, Zohar Zisapel and Yehuda Zisapel has been terminated as of February 16, 2003. See also Item 7 above.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2003
Date

s/Ofer Bengal_______
Signature

          Ofer Bengal    ___
Name/Title